UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of March 2024

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-273681) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 7, 2024

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Toshinao Endo
Name:	Toshinao Endo
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc. (MUFG)

Notice Regarding

Change of Representative Corporate Executives

Tokyo, March 7, 2024 — MUFG announced the following changes in Representative Corporate Executives decided at today’s meeting of the Board of Directors.

1. Reasons for the Changes

Changes of Representative Corporate Executives as part of regular changes in corporate executives.

2. Changes in Representative Corporate Executives

(1) Effective as of April 1, 2024

Name	New Position	Former Position
Tetsuya Yonehana	—	Senior Managing Corporate Executive (Representative Corporate Executive) Group CFO
Jun Togawa	Senior Managing Corporate Executive (Representative Corporate Executive) Group CFO	Managing Executive Officer Group Deputy CSO & Group Deputy CFO

3. CV of New Representative Corporate Executive

Jun Togawa

Date of Birth	July 3,1967

Education	Mar. 1990	Bachelor of Economics, Kobe University, Hyogo

Business Experience	Apr. 1990	Joined The Mitsubishi Trust and Banking Corporation, Kobe Branch

Jun. 2016

Executive Officer, Joint General Manager of Mitsubishi UFJ Trust and Banking Corporation (MUTB)

Executive Officer, General Manager, Financial Planning Division of The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Executive Officer, General Manager, Financial Planning Division of Mitsubishi UFJ Financial Group Inc. (MUFG)

Apr. 2019

Executive Officer and General Manager, Corporate Business Planning Division of MUTB

Executive Officer, Managing Director, Head of Trust Business Planning Division, Retail & Commercial Banking

Business Planning Division, Japanese Corporate & Investment Banking Business Planning Division, and Financial Solutions Planning Division of MUFG

	Apr. 2020	Managing Executive Officer, Group Head, Corporate Banking Group No.3 of MUFG Bank, Ltd. Managing Executive Officer of MUTB

	Apr. 2022	Managing Executive Officer, Group Head, Corporate Banking Group (in charge of Corporate Banking Divisions No.10, No.11 and No.15) of MUFG Bank, Ltd.

	Apr. 2023	Member of the Board of Directors, Senior Managing Executive Officer, CSO & CFO, MUTB (current) Managing Executive Officer, Group Deputy CSO & Group Deputy CFO, MUFG (current)

Type and Number of MUFG Shares Owned	Ordinary Shares: 48,400 (As of September 30, 2023)

- End -

About MUFG

Mitsubishi UFJ Financial Group, Inc. (MUFG) is one of the world’s leading financial groups. Headquartered in Tokyo and with over 360 years of history, MUFG has a global network with approximately 2,000 locations in more than 40 countries. The Group has about 120,000 employees and offers services including commercial banking, trust banking, securities, credit cards, consumer finance, asset management, and leasing. The Group aims to “be the world’s most trusted financial group” through close collaboration among our operating companies and flexibly respond to all of the financial needs of our customers, serving society, and fostering shared and sustainable growth for a better world. MUFG’s shares trade on the Tokyo, Nagoya, and New York stock exchanges. For more information, visit https://www.mufg.jp/english.

Press contact:

Tomoya Suzuki

Public Relations Division Tokyo/Head Office

Mitsubishi UFJ Financial Group, Inc. T +81-3-5218-1815

E tomoya_6_suzuki@mufg.jp

2